Mail Stop 3561

January 12, 2010

Via US Mail and Facsimile (541) 858-3279

Jeffrey B. DeBoer
Senior Vice President and Chief Financial Officer
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

> **Re: Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2009**
> **File No. 001-14733**

Dear Mr. DeBoer:

        We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director